Exhibit 99.3

Leopoldo Saboya- CFO and IRO Credit Suisse 2010 Conference January 2010 The results of the third quarter 2009 consolidate the Companies BRF - Brasil Foods S.A. and Sadia S.A. (wholeowned subsidiary). On July 2009, the results of Sadia started being fully consolidated, according to the Association Agreement and Shareholders Meeting that approved the merger of shares on July and August 2009. The merger between BRF and Sadia is currently being examined by the Brazilian Anti-Trust Authority and its implementation is contingent on the approval of the Administrative Council for Economic Defense - CADE. On July 7 2009 an Agreement with CADE (APRO – Transaction Reversibility Preservation Agreement) was signed. This guarantees the reversibility of the operation, authorizes synergetic studies and the joint adoption of measures for the management of treasury activities. All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to changes.

Our company 4 R$22.1 billion of pro forma net sales in 2008 64 Industrial units More than 100,000 employees Exports about 190,000 tons/month to over 110 countries Slaughter 6.7 million heads of poultry/day and 39.3 thousand heads of pork + cattle/day Annual production of 4.8 million tons of meat and processed products and 1.2 million tons of milk and dairy products Portfolio of more than 3,000 SKUs with strong brands + Net revenues breakdown (9M YTD 2009) By product By market Corporate law shareholder structure (as of 12/31/09) We are one of Brazil’s largest food companies With a diversified product portfolio and a strong presence in the global markets * * Includes UHT, pasteurized and powder milk

5 Largest company in processed and frozen products in Brazil Largest poultry exporter in the world Second-largest protein company in the world by market capitalization Adherence to the highest corporate governance standards SEC registered; Sarbanes-Oxley compliance Listed in Bovespa for over 30 years and in the NYSE for 10 years Economic, social and environmental sustainability Corporate governance Disciplined financial practices Robust risk management framework Adequate available liquidity Strong historical growth never jeopardized leverage levels Growth driven by long-term strategic plan Diversified product portfolio holding key market share positions Highly recognized brands in Brazil and in international markets A global leader is created Global scale Sustainable growth + 6 Large company with global scale Commodity Branding Size of the bubble: Market Cap (US$ bi) 0.0% 5.0% 10.0% 15.0% 20.0% 4.5x 5.5x 6.5x 7.5x 8.5x 9.5x 10.5x EV / EBITDA (x) EBITDA Margin (%) BRF’s Positioning in the Global Food Industry Source: Facset (Market Capitalization as of June 30, 2009) and Companies’ public filings Average EBITDA margin for 2006, 2007 and 2008

7 5 industrial units abroad 7  The largest brand portfolio in Brazil  Leadership in several categories – 26 categories with share > 50% Geographic Presence Strong brands and leading market Sales office/distribuition center Industrial units 64 industrial units 51 distribution centers 16 7 12 4 7 6 5 10 2 6 2 3 5 1 1 5 3 1 5 4 2 1 2 3 3 2 2 1 3 3 2 Consolidated position in the domestic market 8 Unique global presence in key international markets... Largest poultry exporter in the world Second largest meat exporter in the world Responsible for 9% of the world meat trade More than 2,000 clients Exports about 190,000 tons/month to over 110 countries Brands on several continents Foreign market highlights Plants Commercial Offices Exports breakdown (9m Sept. 2009)

Macro Stages - Association


May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan 10
Corporate operations
05/19 Announc.
Incorp. HFF
Incorp. Sadia
CADE Process
Capitalization
Offering R$ 4.6 bi
Greenshoe R$ 0.7bi
Transfer to Sadia
R$ 2.2 bi
R$ 1.3bi
Coordination – Exports*
CADE amendment Exports
Purchasing** and Domestic Market *
CADE amendment DM/ Purch.

*Exports and Sale to Domestic Market related to in natura products
** Acquisition of raw material and services

9

Company's Performance and Perspectives

Highlights - Proforma

R$ - MILLION

HIGHLIGHTS	3Q09	3Q08	% Ch.	YTD 09	YTD 08	% Ch.
Gross Sales	6,167	6,415	(4%)	18,163	18,042	1%
Domestic Market	3,850	3,787	2%	11,097	10,416	7%
Exports	2,316	2,628	(12%)	7,066	7,625	(7%)
Net Sales	5,294	5,606	(6%)	15,630	15,783	(1%)
Gross Profit	1,102	1,192	(8%)	3,325	3,642	(9%)
Gross Margin	*20.8%*	*21.3%*	*(50 bps)*	*21.3%*	*23.1%*	*(180 bps)*
EBIT	58	150	(61%)	140	717	(80%)
Net Income	211	(1,633)	-	222	(1,104)	-
Net Margin	*4.0%*	*(29.1%)*	-	*1.4%*	*(7.0%)*	-
Adjusted Net Income (1)	211	(1,633)	-	354	(1,104)	-
Adjusted Net Margin	*4.0%*	*(29.1%)*	-	*2.3%*	*(7.0%)*	-
EBITDA	291	336	(14%)	852	1,300	(34%)
EBITDA Margin	*5.5%*	*6.0%*	*(50 bps)*	*5.5%*	*8.2%*	*(270 bps)*

(1) Adjusted Net Income - Excluding the absorption of the tax loss relative to the incorporation of Perdigão Agroindustrial S.A. booked to first quarter results 2009.

The 2008 results of Sadia were adequated to Law 11.638.

11

Sales - YTD 09

Domestic Market

PROFORMA	THOUSAND TONS			R$ MILLION		
DOMESTIC MARKET	YTD 09	YTD 08	CH. %	YTD 09	YTD 08	CH. %
Meats	1.274	1.223	4	7.130	6.356	12
Elaborated/Processed (meats)	1.003	955	5	5.893	5.188	14
Dairy Products	760	837	(9)	2.003	2.092	(4)
Other Processed	285	266	7	1.439	1.317	9
Total	2.600	2.650	(2)	11.097	10.416	7
Processed	1.444	1.403	3	8.039	7.331	10
% Total Sales	56	53		72	70	

Export Market

PROFORMA	THOUSAND TONS			R$ MILLION		
EXPORTS	YTD 09	YTD 08	CH. %	YTD 09	YTD 08	CH. %
Meats	1.623	1.753	(7)	6.925	7.478	(7)
Elaborated/Processed (meats)	192	221	(13)	1.145	1.183	(3)
Dairy Products	3	11	(73)	15	81	(81)
Other Processed	13	16	(21)	56	56	(1)
Total	1.648	1.789	(8)	7.066	7.841	(10)
Processed	206	240	(14)	1.206	1.257	(4)
% Total Sales	12	13		17	16	

12

13 Costs x Prices x FX Milk (R$/Liter) (Average prices paid to producers in Brazil ) US Dollar (R$ x US$) Grains-CBOT (US$/Bushel) Proteins (US$/kg) Export prices in Brazil 1,00 1,40 1,80 2,20 2,60 Jan-08 Feb-08 Mar-08 Apr-08 May-08 Jun-08 Jul-08 Aug-08 Sep-08 Oct-08 Nov-08 Dec-08 Jan-09 Feb-09 Mar-09 Apr-09 May-09 Jun-09 Jul-09 Aug-09 Sep-09 Oct-09 Nov-09 Dec-09 1.75 2009 x 2008 8,9% 4Q09 x 3Q09 -6,8% Corn Soybean 2009 x 2008 -28% -16% 4Q09 x 3Q09 18% -1% 2009 x 2008 -7,9% 4Q09 x 3Q09 -14,4% 0,5 0,6 0,7 0,8 Jan-08 Feb-08 Mar-08 Apr-08 May-08 Jun-08 Jul-08 Aug-08 Sep-08 Oct-08 Nov-08 Dec-08 Jan-09 Feb-09 Mar-09 Apr-09 May-09 Jun-09 Jul-09 Aug-09 Sep-09 Oct-09 Nov-09 Dec-09 0.58 1,20 1,60 2,00 2,40 1,80 2,20 2,60 3,00 Jan-08 Feb-08 Mar-08 Apr-08 May-08 Jun-08 Jul-08 Aug-08 Sep-08 Oct-08 Nov-08 Dec-08 Jan-09 Feb-09 Mar-09 Apr-09 May-09 Jun-09 Jul-09 Aug-09 Sep-09 Oct-09 Nov-09 Dec-09 Pork Chicken 1.73 2.17 Chicken Pork 2009 x 2008 -16% -25% 4Q09 x 3Q09 1% 2% 3,0 4,0 5,0 6,0 7,0 8,0 10,0 12,0 14,0 16,0 Jan-08 Feb-08 Mar-08 Apr-08 May-08 Jun-08 Jul-08 Aug-08 Sep-08 Oct-08 Nov-08 Dec-08 Jan-09 Feb-09 Mar-09 Apr-09 May-09 Jun-09 Jul-09 Aug-09 Sep-09 Oct-09 Nov-09 Dec-09 Soybean Corn 10.32 3.98 Source: Abef, Abipec Source: Cepea Source: Bloomberg Source: Bloomberg 14 0 5,000 10,000 15,000 20,000 25,000 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 Beef Pork Poultry 5.608 7.206 8.890 12.802 22.711 21.704 World Meat Trade Source: USDA (oct/09) Thousand Tons * Preliminary ** Forecast *** Poultry: Chicken, Specialty Poultry and Turkey * ** ***

15 1.870 3.520 700 0 1.000 2.000 3.000 4.000 5.000 6.000 7.000 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 * 2010 ** 1.564 Thousand tons Brazilian participation in the export market 26% 40% 12% 11% 28% 6.090 *** Brazilian Exports Source: USDA (oct/09) * Preliminary ** Forecast *** Poultry: Chicken, Specialty Poultry and Turkey Brazilian participation 16 140.000 145.000 150.000 155.000 160.000 165.000 170.000 175.000 180.000 JAN/FEB 2007 MAR/APR 2007 MAY/JUN 2007 JUL/AUG 2007 SEP/OCT 2007 NOV/DEC 2007 JAN/FEB 2008 MAR/APR 2008 MAY/JUN 2008 JUL/AUG 2008 SEP/OCT 2008 NOV/DEC 2008 MAR/APR 2009 MAY/JUN 2009 JUL/AUG 2009 SEP/OCT 2009 -800 -600 -400 -200 0 200 400 Jan-07 Mar-07 May-07 Jul-07 Sep-07 Nov-07 Jan-08 Mar-08 May-08 Jul-08 Sep-08 Nov-08 Jan-09 Mar-09 May-09 Jul-09 Sep-09 Nov-09 0,2 1,2 4,8 3,2 2,2 2,8 3,0 0,0 1,0 2,0 3,0 4,0 5,0 6,0 2004 2005 2006 2007 2008 2009 2010 Positive Brazilian Outlook Source: IBGE, MTE, Nielsen Increased generation of employment ('000) Increased growth rate of real income (%) +16% -10% Sales of industrialized meat (Brazil) Brasil Mexico Bulgary Slovakia Espain USA France United Kingdon Germany 700 623 420 386 341 291 229 123 100 Consumption of processed meat kg/capita/year (indexes – Brasil = 100) 995 thousand of new jobs Total Wages: 6%

17 Investments CAPEX Proforma YTD 2009: R$ 665.5 million P.S.: The investments carried out in Rio Verde (GO) are considered in the Productivity and Optimization item and were covered by insurances Productivity and Optimization 67.6% New Projects 3.2% Bom Conselho/ Três de Maio 12.3% Lucas do Rio Verde 9.9% Vitória de Santo Antão 7.0% 18 Debt R$ - Million ON 09/30/08 DEBT CURRENT NONCURRENT TOTAL TOTAL % Ch. Local Currency 1,740 2,387 4,127 880 369 Foreing Currency 1,145 3,737 4,882 3,172 54 Gross Debt 2,885 6,124 9,009 4,052 122 Cash Investments Local Currency 2,870 303 3,173 508 524 Foreing Currency 1,255 38 1,293 526 146 Total Cash Investments 4,125 341 4,466 1,034 332 Net Accounting Debt (1,239) 5,783 4,543 3,017 51 Exchange Rate Exposure - US$ Million (1,172) (687) 71 ON 09/30/09 Proforma 7.012 10.123 10.417 9.345 4.543 3,2 4,4 5,1 4,9 2,4 0,0 1,0 2,0 3,0 4,0 5,0 6,0 - 2.000 4.000 6.000 8.000 10.000 12.000 3Q08 4Q08 1Q09 2Q09 3Q09 Net Debt Net Debt/Ebitda LTM

Stock Performance

Monthly trading

2009: US$ 35,8 million/day – 42,8% Higher than 2008



1500
1400
1300
1200
1100
1000
900
800
700
600
500
400
300
200
100
0
190
170
150
130
110
90
70
50
Jan-09
Feb-09
Mar-09
Apr-09
May-09
Jun-09
Jul-09
Aug-09
Sep-09
Oct-09
Nov-09
Dec-09
BRFS3 - Volume
BRFS - Volume
BRFS3 - Price

19

www.brasilfoods.com/ir

20